UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2007
Flamel Technologies
(Translation of registrant’s name into English)
Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux Cedex France
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INDEX
FLAMEL TECHNOLOGIES S.A.

FLAMEL TECHNOLOGIES S.A.
ITEM. 1 Financial Statements (Unaudited)
CONDENSED STATEMENT OF OPERATIONS
(Amounts in thousands of dollars, except per share data)

	Three months ended March 31,
	2006	2007
	(restated)
Revenue:
License and research revenue	$4,851	$3,124
Product sales and services	19	5,400
Other revenues	228	1,101

Total revenue	5,098	9,625

Costs and expenses:
Cost of products and services sold	(1,849)	(4,480)
Research and development	(9,473)	(10,554)
Selling, general and administrative	(3,919)	(4,110)

Total	(15,241)	(19,144)

Profit (loss) from operations	(10,143)	(9,519)

Interest income, net	451	457
Foreign exchange gain (loss)	(117)	(18)
Other income	173	5

Income (loss) before income taxes	(9,636)	(9,075)
Income tax expense	(25)	14

Net income (loss)	($9,661)	($9,061)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	($0.41)	($0.38)
Diluted earnings (loss) per share	($0.41)	($0.38)

Weighted average number of shares outstanding (in thousands) :

Basic	23,737	23,991
Diluted	23,737	23,991
See notes to unaudited consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
CONDENSED CONSOLIDATED BALANCE SHEET
(Unaudited)
(Amounts in thousands of dollars )

	December 31,	March 31,
	2006	2007
ASSETS
Current assets:
Cash and cash equivalents	$51,827	$44,444
Marketable securities	10,944	8,274
Accounts receivable	5,583	5,875
Inventory	3,332	3,077
Prepaid expenses and other current assets	4,478	5,856
Research and development tax credit receivable current portion	615	622

Total current assets	76,779	68,148

Property and equipment, net	25,705	27,739
Other assets:
Research and development tax credit receivable less current portion	11,599	11,743
Other long-term assets	811	831
Total other assets	12,410	12,574

Total assets	$114,894	$108,461

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of capital lease obligations	$420	$377
Accounts payable	9,702	10,252
Current portion of deferred revenue	562	328
Advances from customers	394	398
Accrued expenses	5,505	4,758
Other current liabilities	4,731	3,627

Total current liabilities	21,314	19,740

Long-term debt, less current portion	2,795	2,826
Capital lease obligations, less current portion	272	211
Deferred revenue, less current portion	50	8
Other long-term liabilities	17,437	17,658

Total long-term liabilities	20,554	20,703

Commitments and contingencies:	—	—

Shareholders’ equity:

Ordinary shares: 23,990,590 issued and outstanding at December 31, 2006 and March 31, 2007 (nominal value 0.122€)	3,480	3,480
Additional paid-in capital	173,479	176,669
Accumulated deficit	(110,384)	(119,445)
Accumulated other comprehensive income (loss)	6,451	7,314

Total shareholders’ equity	73,026	68,018

Total liabilities and shareholders’ equity	$114,894	$108,461

See notes to unaudited consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Condensed Consolidated Statement of Cash Flows
(Unaudited)
(Amounts in thousands of dollars)

	Three months ended March 31,
	2006	2007
Cash flows from operating activities:
Net income (loss)	$(9,661)	$(9,061)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property and equipment	1,279	1,478
Gains on sales of marketable securities	(454)	(58)
Grants recognized in other income	(175)	—
Stock compensation expense	2,332	3,309
Increase (decrease) in cash from:
Accounts receivable	(553)	(225)
Inventory	103	288
Prepaid expenses and other current assets	377	(1,306)
Research and development tax credit receivable	—	(14)
Accounts payable	(2,754)	433
Deferred revenue	(185)	(278)
Accrued expenses	(732)	(796)
Other current liabilities	(1,417)	(1,138)
Other long-term assets and liabilities	1,420	(118)

Net cash provided by (used in) operating activities	(10,420)	(7,486)

Cash flows from investing activities:
Purchases of property and equipment	(676)	(3,198)
Proceeds from disposal of property and equipment	—	—
Purchase of marketable securities	(72,879)	(26,189)
Proceeds from sales of marketable securities	85,550	29,014

Net cash provided by (used in) investing activities	11,995	(373)

Cash flows from financing activities:

Use of funds received from partners (GSK) or relating to conditional grants	(1,099)	—
Proceeds from loans or conditional grant	196	131
Principal payments on capital lease obligations	(94)	(105)
Cash proceeds from issuance of ordinary shares and warrants	958	—

Net cash provided by financing activities	(39)	26

Effect of exchange rate changes on cash and cash equivalents	44	450
Net increase (decrease) in cash and cash equivalents	1,580	(7,383)
Cash and cash equivalents, beginning of the period	1,018	51,827

Cash and cash equivalents, end of the period	$2,598	$44,444

See notes to unaudited consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Consolidated Statement of Shareholders’ Equity
(Unaudited)
(Amounts in thousands of dollars, except share data)

					Accumulated
					Other
			Additional		Comprehen-
	Ordinary Shares		Paid-in	Accumulated	sive Income	Shareholders’
	Shares	Amount	Capital	Deficit	(Loss)	Equity
Balance at January 1, 2007	23,990,590	$3,480	$173,479	($110,384)	$6,451	$73,026

Stock-based compensation expense			3,190			3,190
Net loss				(9,061)		(9,061)
Unrealized losses on available-for-sale securities					17	17
Foreign currency translation adjustment					846	846

Comprehensive loss						($8,198)

Balance at March 31, 2007	23,990,590	$3,480	$176,669	($119,445)	$7,314	$68,018

See notes to unaudited consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
     1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     In the opinion of management, the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial statements. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States (US GAAP) for complete financial statements. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation have been included.
     The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Operating results for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007. These condensed consolidated financial statements should be read in conjunction with the Company’s audited annual financial statements.
     2. REVENUES
2.1 License research and consulting agreements.
     The company recognized research and development revenues of $ 3,124,000 for the first three months of 2007. Research and development revenues totaling $1,958,000, include revenues from GlaxoSmithKline (GSK), in accordance with the license agreement signed in March 2003, and revenues pursuant to a development and evaluation agreement signed with an undisclosed partner in 2006.
     Licensing fees of $1,166,000 were recognized in the first three months of 2007 and include a milestone of $1,000,000 from GSK in accordance with the license agreement.
     2.2 Product sales
     In accordance with the supply agreement signed in December 2004, the Company recognized product sales of $ 5,400,000, consisting of Coreg CR microparticles shipments to GSK.
     2.3 Other revenues.
     The company recognized other revenues of $1,101,000 for the three month period ended March 31, 2007 which includes both royalties from the license agreement signed with GSK in March 2003 with respect to Coreg CR and royalties from the long-term research and product development agreement signed with Corning in December 1998.

FLAMEL TECHNOLOGIES S.A.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
     3. INVENTORY
     Inventories consist principally of raw materials and finished products, which are stated at the lower of cost (first-in, first-out) or market. The components of inventories were as follows :

	December 31,	March 30,
(In thousands of U.S. dollars)	2006	2007
Raw materials	1,752	2,030
Finished goods	1,752	1,229
Provision for inventory obsolescence	(172)	(182)

Inventories, net	3,332	3,077

     4. SHAREHOLDERS’ EQUITY
     During the three-month period ended March 31, 2007, no new shares have been issued.
     5. EMPLOYEE STOCK-OPTION PLANS
     During the three-month period ended March 31, 2007, no options or warrants have been granted to employees, senior employees or directors.
     Effective January 1, 2006, the Company adopted FAS 123R, “Accounting for Stock-based Compensation” using the modified prospective method. Under the transition method, compensation cost in 2006 includes: (i) compensation cost for all share-based payments granted prior to but not vested as of January 1, 2006, based on the original provisions of FAS 123, and (ii) compensation cost for all share-based payments granted since January 1, 2006, based on grant-date fair value estimated in accordance with the provisions of FAS 123R.
     The grant date fair value of stock options is calculated using the Black-Scholes option-pricing model with the following weighted average assumptions. Since no options or warrants were granted during the first three months of 2007, these assumptions relate to the fair value adjustment of warrants under EITF 96-18 prescriptions.

FLAMEL TECHNOLOGIES S.A.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Three months ended
March 31, 2007
Risk-free interest rate	4.56%
Dividend yield	—
Expected volatility	52%
Expected term	0.58
Forfeiture rate	—
     Net income before and after stock-based compensation is as follows :

	Three months ended
	March 31,	March 31,
(in thousands except per share data)	2006	2007
Net loss	(9,661)	(9,061)

Net loss per share
Basic	($0.41)	($0.38)
Diluted	($0.41)	($0.38)

Number of shares used for computing
Basic	23,737	23,991
Diluted	23,737	23,991

Stock-based compensation (FAS123R)
Cost of products and services sold	33	112
Research and development	981	1,574
Selling, General and administrative	1,315	1,623

Total	2,329	3,309

Net loss before stock-based compensation	(7,332)	(5,752)

Net income (loss) before stock-based compensation per share
Basic	($0.31)	($0.24)
Diluted	($0.31)	($0.24)

FLAMEL TECHNOLOGIES S.A.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
     This report on Form 6-K contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the SEC or otherwise. The words ‘believe,’ ‘expect,’ ‘anticipate,’ ‘project’ and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations. Factors that could cause actual results to differ from expectations include, among others:

•	our product candidates, if approved for marketing, may not produce significant revenues, and we rely on our partners to determine the regulatory and marketing strategies;

•	our product candidates in commercial use may have unintended side effects, adverse reactions or incidents of misuse;

•	we may enter into a collaboration with a third party to market or fund a proprietary product candidate and the terms of such a collaboration may not meet our expectations;

•	our delivery technologies or product development efforts may not produce safe, effective or commercially viable products;

•	our collaborators could elect to terminate or delay programs at any time and disputes with collaborators or failure to negotiate acceptable new collaborative arrangements for our technologies could occur;

•	we may be unable to manufacture or, if our products are successful, scale-up the manufacturing of our products economically or on a commercial scale;

•	unexpected events could interrupt manufacturing operations at our facilities, which could be the sole source of supply for these products;

•	after the completion of clinical trials of products incorporating our technologies and the submission to the U.S. Food and Drug Administration (FDA) of a New Drug Application (NDA), for marketing approval and to other health authorities as a marketing authorization application, the FDA or other health authorities could refuse to accept such filings or could request additional pre-clinical or clinical studies be conducted, each of which could result in significant delays, or such authorities could refuse to approve the product at all;

•	our product candidates could be ineffective or unsafe during pre-clinical studies and clinical trials, and we and our collaborators may not be permitted by regulatory authorities to undertake new or additional clinical trials for product candidates incorporating our technologies, or clinical trials could be delayed;

•	we may experience significant delays in clinical trials on our products;

•	we may not realize any revenue from milestone or royalty payments under our license agreements with our partners, including GlaxoSmithKline;

FLAMEL TECHNOLOGIES S.A.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
•	even if our product candidates appear promising at an early stage of development, product candidates could fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical, fail to achieve market acceptance, be precluded from commercialization by proprietary rights of third parties or experience substantial competition in the marketplace;

•	technological changes in the biotechnology or pharmaceutical industries could render our product candidates obsolete or noncompetitive;

•	we may face difficulties or setbacks in obtaining and enforcing our patents or defending claims of patent infringement by others; and

•	we may need to raise substantial additional funding to continue research and development programs and clinical trials and could incur difficulties or setbacks in raising such funds.
     Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. Statements in this current report on Form 6-K and in our annual report on Form 20-F for the fiscal year ended December 31, 2006, including those set forth in ‘Risk Factors’ describe factors, among others, that could contribute to or cause such differences.

Results of Operations
     For the first three months of 2007, Flamel reported total revenues of $9.6 million compared to $5.1 million for the first three months of 2006.
     License and research revenues for the three months ended March 31, 2007 of $3.1 million included one milestone payment for $1.0 million received from GlaxoSmithKline. Of the remaining license and research revenues, 75% are in relation to other projects outside our partnership with GSK. License and research revenues in the three-month period ended March 31, 2006 amounted to $4.9 million.
     Product sales and services, consisting of Coreg CR microparticle shipments to GlaxoSmithKline, totaled $5.4 million. These sales are the result of our production activity at our facility in Pessac which is now operating on a 24 hour 7 days a week basis since as of October 2006.
     Other revenues of $1.1 million for the three months ended March 31, 2007 included the first royalties on sales of Coreg CR, which was launched on March 22, 2007.
     Operational expenses totaled $19.1 million, versus $15.2 million in the year-ago three month period.
     Costs of goods and services sold were $4.5 million, as compared to $1.8 million in the first quarter of 2006. All of these costs are dedicated to the production of Coreg CR microparticles and our lines have been running at full capacity over the quarter. We expect to increase our capacity by adding a further production line later in 2007. This investment has been partially financed by our partner GSK.
     Research and development expenditure was $10.6 million, compared to $9.5 million in the year-ago period. SG&A expenses were $4.1 million compared to $3.9 million for the first three months of 2006. Non cash stock compensation expense included in these costs was $3.2 million compared to $2.3 million in the year-ago period. Operating expenses prior to inclusion of the afore mentioned stock compensation expense are marginally higher than the year-ago period (3%) demonstrating our continued commitment to tightly control expenditures.
     Net loss for the first three months was ($9.1 million), compared to a net loss of ($9.6 million) in the first three months of 2006. Net loss per share (basic) for the first three months of 2006 was ($0.38), compared to net loss per share in the year-ago period of ($0.41).
Liquidity and Capital Resources
     On March 31, 2007 the Company had $52.7 million in cash, cash equivalents and marketable securities, compared to $62.8 million on December 31, 2006.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies

Dated: May 31, 2007	By:	/s/ Stephen Willard

	Name:	Stephen Willard
	Title:	Chief Executive Officer